Exhibit 99.1

13 March 2023
Tremor International Ltd
(“Tremor” or the “Company”)

No Material Exposure to Silicon Valley Bank

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in data-driven video and connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, notes developments in relation to Silicon Valley Bank ("SVB").

The Company wishes to advise shareholders that less than 10% of the Group’s cash and cash equivalents are currently held as deposits at SVB.

In addition, management notes the recent joint statement on 12 March 2023 of the U.S. Secretary of Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) advising that actions were approved to enable the FDIC to complete its resolution of SVB in a manner that fully protects all depositors, with SVB depositors expected to have access to all of their money starting Monday, 13 March 2023. Therefore the Company does not expect any material impact to its business, adjusted earnings or cash position.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh / Alain Dobkin / Nick Adams / Richard Short
Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data, and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream, and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers, and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated impacts of the SVB closure and financial results; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; and, the potential negative impact of inflationary pressures, rising interest rates, and geopolitical and macroeconomic uncertainty. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic as well as global conflicts and war, and how those developments may adversely impact Tremor’s business, customers, and the markets in which Tremor competes, changes in industry trends, and other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.